UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 5)

MEDIMMUNE, INC.
(Name of Subject Company)

ASTRAZENECA BIOPHARMACEUTICALS INC. ASTRAZENECA PLC
(Names of Filing Persons – Offeror)

Common Stock, Par Value $0.01 Per Share (including the associated preferred stock purchase rights)
(Title of Class of Securities)
584699102
(Cusip Number of Class of Securities)

Graeme H. R. Musker AstraZeneca PLC 15 Stanhope Gate London, W1K 1LN, England Telephone: +44 20 7304 5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Paul R. Kingsley Thomas J. Reid Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO (as previously amended, the “Schedule TO”) originally filed on May 3, 2007 by AstraZeneca PLC, a public limited company incorporated under the laws of England and Wales (“AstraZeneca”), and AstraZeneca Biopharmaceuticals Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of AstraZeneca, relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (including the associated preferred stock purchase rights, the “Shares”), of MedImmune, Inc., a Delaware corporation (“MedImmune”), at $58.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 3, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All capitalized terms used in this Amendment No. 5 without definition have the meanings ascribed to them in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

             “The initial period of the Offer expired at 12:00 Midnight, New York City time, on Thursday, May 31, 2007.  According to the Depositary, as of 12:00 Midnight, New York City time, on May 31, 2007, a total of approximately 229,271,957 Shares were validly tendered to Purchaser and not withdrawn (including approximately 27,750,668 Shares delivered through notices of guaranteed delivery), representing approximately 96.0% of the Shares outstanding.  Purchaser has accepted all Shares that were validly tendered and not withdrawn prior to expiration of the Offer for payment pursuant to the terms of the Offer, and payment for such Shares will be made promptly in accordance with the terms of the Offer.

On June 1, 2007, AstraZeneca issued a press release announcing the results of the Offer and that Purchaser has commenced a Subsequent Offering Period for all remaining untendered Shares expiring at 12:00 Midnight, New York City time, on Tuesday, June 5, 2007. During the Subsequent Offering Period, holders of Shares who did not previously tender their Shares into the Offer may do so and will promptly receive the same $58.00 per Share cash consideration paid during the initial offering period.  Purchaser will immediately accept for payment all Shares validly tendered during this Subsequent Offering Period, and payment will be made promptly after acceptance, in accordance with the terms of the Offer.  The procedures for accepting the Offer and tendering Shares during the Subsequent Offering Period are the same as those described for the Offer in the Offer to Purchase, except that (i) the guaranteed delivery procedures may not be used during the Subsequent Offering Period and (ii) Shares tendered during the Subsequent Offering Period may not be withdrawn.

AstraZeneca also announced in its June 1, 2007 press release its intention to effect, following the expiration of the Subsequent Offering Period and pursuant to the terms of the Merger Agreement, the Merger under the short-form merger provisions of the DGCL without prior notice to, or any action by, any other MedImmune stockholder.  In order to comply with certain advance notice provisions in the indentures governing MedImmune’s 1.375% Convertible Senior Notes Due 2011 and 1.625% Convertible Senior Notes Due 2013, the Merger Effective Time is expected to occur on or about June 18, 2007. At the Merger Effective Time, each outstanding Share (other than any Shares in respect of which appraisal rights are validly exercised under the DGCL and any Shares owned by MedImmune, AstraZeneca or any of their subsidiaries) will be converted into the right to receive the same $58.00 in cash per Share, without interest, that was paid in the Offer.  The Merger Effective Time is expected to occur on or about June 18, 2007.  The full text of AstraZeneca’s June 1, 2007 press release is attached hereto as Exhibit (a)(10).

In addition, pursuant to the Merger Agreement, each director of MedImmune, other than Ms. Barbara Hackman Franklin, Dr. M. James Barrett and Ms. Elizabeth H.S. Wyatt, submitted letters of resignation from the MedImmune Board effective as of June 1, 2007.  On June 1, 2007, the MedImmune Board appointed Messrs. David Elkins, Glenn Engelmann, John Goddard, Shaun Grady, Rodger McMillan and John Rex as directors of MedImmune to fill the vacancies created by such resignations.  Such individuals were designated for appointment as directors by AstraZeneca and Purchaser pursuant to the Merger Agreement, and their appointment provides AstraZeneca with majority representation on the MedImmune Board.”

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

“(a)(10)   Press release issued by AstraZeneca dated June 1, 2007.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 1, 2007

ASTRAZENECA BIOPHARMACEUTICALS INC.

By:	/s/ Chris R. W. Petty
Name: Chris R. W. Petty
Title: Assistant Secretary and Vice President

ASTRAZENECA PLC

By:	/s/ Shaun F. Grady
Name: Shaun F. Grady
Title: Authorised Signatory

EXHIBIT INDEX

Exhibit No.	Description
(a)(10)	Press release issued by AstraZeneca dated June 1, 2007.